Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112
Telephone (405) 942-3501
Fax (405) 942-3527
March 21, 2007
ELECTRONIC FILING
Mr. H. Roger Schwall
United States Securities and
     Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas Resources Public #16-2007 Program
Pre-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed March 15, 2007
SEC File No. 333-138068

Dear Mr. Schwall:
     This letter is in response to your comment letter dated March 20, 2007 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. The responses in this letter are based on representations made by the Program and its Managing General Partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.
     Form S-1/A filed March 15, 2007
1.	We refer you to the sales materials entitled “Do you clients need a write-off?” “Do you have clients who need tax benefits?” and “Would you like to reduce your clients tax liability?” Given that you are referencing in the materials the Federal income tax treatment of the partnerships and their investors, it appears that you are required to comply with Guide 5. Item 19.F. Accordingly, revise the sales materials to name your tax counsel and to reference his opinion and any qualifications contained in the opinion. Also, provide us with your tax counsel’s acknowledgement regarding the use of the opinion in the sales materials.

Enclosed are the following broker/dealer use only materials:
(1)	the direct mail card entitled “Do your clients need a WRITE-OFF?”;

(2)	the direct mail card entitled “Do you have clients who need TAX BENEFITS?”;

(3)	the direct mail card entitled “Do your clients want to benefit from PARTIALLY SHELTERED INCOME?”; and

(4)	a direct mail card entitled “Would you like to Reduce your client’s TAX LIABILITY?”.

Kunzman & Bollinger, Inc.
United States Securities and
Exchange Commission
March 21, 2007

The enclosed broker/dealer use only materials have been revised to provide:
“Tax opinion issued by Kunzman & Bollinger, Inc. See “Federal Income Tax Consequences” in the prospectus for certain qualifications contained in counsel’s opinion. Also, opinions of counsel are not binding on the IRS.”
Pursuant to Guide 5. Item 19.F., Kunzman & Bollinger, Inc. acknowledges that its tax opinion is referenced in the above-referenced broker/dealer use only materials.
Also enclosed for your review is an additional direct mail card entitled “Do you want to utilize our LONG-TERM HEDGING STRATEGY?”, which will be used with broker/dealers only and will not be provided to investors.
     Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.
Very truly yours,
KUNZMAN & BOLLINGER, INC.
/s/ Wallace W. Kunzman, Jr.
Wallace W. Kunzman, Jr.

cc:	Mr. Jack Hollander
Mr. Justin Atkinson
Ms. Carmen Moncada-Terry

Investing in America’s Energy Atlas Resources Public #16-2007 Program: • 90% write-off in 2007 from intangible drilling costs against all sources of income for investor general partners. • 10% write off over 7 years from Depreciation. • 15% — 25% Depletion Allowance partially shelters cash flow for the life of the Partnership. • Monthly Cash Distributions beginning 8-10 months after the Partnership closes. • 10% Subordination Feature. • Presentment Feature beginning with the fifth calendar year. • Multiple drilling areas and gas markets for diversification. However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment. For Further Information Contact Your Regional Marketing Director: Northwest Southwest Central Brannon McPherson Vicki Burbridge Bruce Bundy 866-256-8875 800-919-0020 800-522-2844 Northeast Southeast Tax Specialist Jim O’Mara Robert Gourlay Jack Hollander 800-350-0144 800-543-9040 212-506-3804 There can be no assurance that the objectives of this program will be achieved including whether or not the wells will payout. Tax opinion issued by Kunzman & Bollinger, Inc. See “Federal Income Tax Consequences” in the prospectus for certain qualifications contained in counsel’s opinion. Also, opinions of counsel are not binding on the IRS. Anthem Securities, Inc., an Affiliate of the Managing General Partner THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.

Investing in America’s Energy Do any of your clients... • Have high wages or self-employment income every year? • Have a large one-time tax problem due to a sale of a business or real estate? • Receive a large bonus, severance fee or inheritance? • Exercise stock options? • Fail to qualify for or complete a 1031 exchange? • Need to reduce AMT? However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment. For Further Information Contact Your Regional Marketing Director: Northwest Southwest Central Brannon McPherson Vicki Burbridge Bruce Bundy 866-256-8875 800-919-0020 800-522-2844 Northeast Southeast Tax Specialist Jim O’Mara Robert Gourlay Jack Hollander 800-350-0144 800-543-9040 212-506-3804 Atlas Resources Public #16-2007 Program is available now! There can be no assurance that the objectives of this program will be achieved including whether or not the wells will payout. Tax opinion issued by Kunzman & Bollinger, Inc. See “Federal Income Tax Consequences” in the prospectus for certain qualifications contained in counsel’s opinion. Also, opinions of counsel are not binding on the IRS. Anthem Securities, Inc., an Affiliate of the Managing General Partner THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.

Investing in America’s Energy · 15% — 25% Depletion Allowance partially shelters cash flow for the life of the Partnership. Other Benefits: · 90% write-off in 2007 from intangible drilling costs against all sources of income for investor general partners. · 10% write-off over 7 years from Depreciation. · Monthly Cash Distributions beginning 8-10 months after the Partnership closes. · 10% Subordination Feature. · Presentment Feature beginning with the fifth calendar year. · Multiple drilling areas and gas markets for diversification. However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment. For Further Information Contact Your Regional Marketing Director: Northwest Southwest Central Brannon McPherson Vicki Burbridge Bruce Bundy 866-256-8875 800-919-0020 800-522-2844 Northeast Southeast Tax Specialist Jim O’Mara Robert Gourlay Jack Hollander 800-350-0144 800-543-9040 212-506-3804 Atlas Resources Public #16-2007 Program is available now! There can be no assurance that the objectives of this program will be achieved including whether or not the wells will payout. Tax opinion issued by Kunzman & Bollinger, Inc. See “Federal Income Tax Consequences” in the prospectus for certain qualifications contained in counsel’s opinion. Also, opinions of counsel are not binding on the IRS. Anthem Securities, Inc., an Affiliate of the Managing General Partner THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.

Investing in America’s Energy • Reduce Taxable Income for High Net Worth Clients. • Reduce Taxable Income From a One-Time Taxable Event. • Reduce AMT. • Reduce Self-Employment Income. However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment. For Further Information Contact Your Regional Marketing Director: Northwest Southwest Central Brannon McPherson Vicki Burbridge Bruce Bundy 866-256-8875 800-919-0020 800-522-2844 Northeast Southeast Tax Specialist Jim O’Mara Robert Gourlay Jack Hollander 800-350-0144 800-543-9040 212-506-3804 Atlas Resources Public #16-2007 Program is available now! There can be no assurance that the objectives of this program will be achieved including whether or not the wells will payout. Tax opinion issued by Kunzman & Bollinger, Inc. See “Federal Income Tax Consequences” in the prospectus for certain qualifications contained in counsel’s opinion. Also, opinions of counsel are not binding on the IRS. Anthem Securities, Inc., an Affiliate of the Managing General Partner THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.

Investing in America’s Energy · Hedging enables Atlas America to establish a price or a price range for a specific time or period of time at which natural gas will be sold, but may also reduce the benefit of potential future price increases. · Atlas uses futures contracts on behalf of itself and its partnerships to purchase or sell a portion of its and its partnerships’ natural gas at future dates. · Atlas presently has some hedge contracts into 2011. However, it is difficult to project what portion of these hedges will be allocated to each partnership by the managing general partner because of uncertainty about the quantity, timing,and delivery locations of natural gas that may be produced by a partnership. However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment. For Further Information Contact Your Regional Marketing Director: Northwest Southwest Central Brannon McPherson Vicki Burbridge Bruce Bundy 866-256-8875 800-919-0020 800-522-2844 Northeast Southeast Tax Specialist Jim O’Mara Robert Gourlay Jack Hollander 800-350-0144 800-543-9040 212-506 3804 Atlas Resources Public #16-2007 Program is available now! There can be no assurance that the objectives of this program will be achieved including whether or not the wells will payout. Anthem Securities, Inc., an Affiliate of the Managing General Partner THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.